

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

DIVISION OF
CORPORATION FINANCE
Mail Stop 3720

March 23, 2009

Donald Gordon
Chief Executive Officer
Meltdown Massage and Body Works, Inc.
8540 Younger Creek Drive, #2
Sacramento, CA 95828

> **Re:** **Meltdown Massage and Body Works, Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed March 17, 2009**
> **File No. 000-53013**

Dear Mr. Gordon:

We have completed our review of your proxy statement and have no further comments at this time.

Sincerely,

/s
Jessica Plowgian
Attorney-Adviser